Exhibit 99.82

April 11, 2015

FORM 13-502F1
CLASS 1 AND CLASS 3B REPORTING ISSUERS - PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Pierre Labbé, an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities of commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

/s/	Pierre Labbé		March 15, 2018

Name:	Pierre Labbé	Date:	March 15, 2018

Title:	Chief Financial Officer

Reporting Issuer Name:	Immunovaccine Inc.

End date of previous financial year:	December 31, 2017

Type of Reporting Issuer:	☑ Class 1 Reporting Issuer	☐ Class 3B Reporting Issuer

Highest Trading Marketplace:	Toronto Stock Exchange
(refer to the definition of "highest trading marketplace" under OSC Rule 13-502 Fees)

Market value of listed or quoted equity securities:

(in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 Fees)

Equity Symbol	IMV

1st Specified Trading Period (refer to the definition of "specified trading period" under OSC Rule 13-502 Fees)	01/01/2017	to	31/03/2017
	(DD/MM/YY)		(DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	1.14	(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		$	118,946,971	(ii)

Market value of class or series	(i) x (ii)	$	135,599,547	(A)

2nd Specified Trading Period (refer to the definition of "specified trading period" under OSC Rule 13-502 Fees)	01/04/2017	to	30/06/2017
	(DD/MM/YY)		(DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	1.19	(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		$	127,593,709	(iv)

Market value of class or series	(iii) x (iv)	$	151,836,514	(B)

3rd Specified Trading Period (refer to the definition of "specified trading period" under OSC Rule 13-502 Fees)	01/07/2017	to	30/09/2017
	(DD/MM/YY)		(DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	1.10	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			127,701,209	(iv)

Market value of class or series	(v) x (vi)	$	140,471,329	(c)

4th Specified Trading Period (refer to the definition of "specified trading period" under OSC Rule 13-502 Fees)	01/10/2017	to	31/12/2017
	(DD/MM/YY)		(DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	2.35	(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		$	129,023,769	(viii)

Market value of class or series	(vii) x (viii)	$	303,205,857	(D)

5th Specified Trading Period (if applicable) (refer to the definition of "specified trading period" under OSC Rule 13-502 Fees)	-	to	-
	(DD/MM/YY)		(DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$	N/A	(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			N/A	(x)

Market value of class or series	(ix) x (x)	$	N/A	(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$	187,778,311.75	(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(l)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities (See paragraph 2.8(l)(b), and if applicable, paragraph 2.8(l)(c) of OSC Rule 13-502 Fees)		$	N/A	(2)

(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2)	$	187,778,311.75

Participation Fee (For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 Fees, select the participation fee (For Class 3B reporting issuers, from Appendix A.1 of OSC Rule 13-502 Fees, select the participation fee)		$	13,340

Late Fee, if applicable (As determined under section 2.7 of OSC Rule 13-502 Fees)		$	0

Total Fee Payable (Participation Fee + Late Fee)		$	13,340

RULES AND POLICIES

APPENDIX A CORPORATE FINANCE PARTICIPATION FEES

Capitalization for the Previous Financial Year	Participation Fee (effective April 6, 2015)
under $10 million	$890
$10 million to under $25 million	$1,070
$25 million to under $50 million	$2,590
$50 million to under $100 million	$6,390
$100 million to under $250 million	$13,340
$250 million to under $500 million	$29,365
$500 million to under $1 billion	$40,950
$1 billion to under $5 billion	$59,350
$5 billion to under $10 billion	$76,425
$10 billion to under $25 billion	$89,270
$25 billion and over	$100,500

APPENDIX A.1 CORPORATE FINANCE PARTICIPATION FEES FOR CLASS 3B ISSUERS

Capitalization for the Previous Financial Year	Participation Fee (effective April 6, 2015)
under $10 million	$890
$10 million to under $25 million	$1,070
$25 million to under $50 million	$1,195
$50 million to under $100 million	$2,135
$100 million to under $250 million	$4,450
$250 million to under $500 million	$9,780
$500 million to under $1 billion	$13,650
$1 billion to under $5 billion	$19,785
$5 billion to under $10 billion	$25,460
$10 billion to under $25 billion	$29,755
$25 billion and over	$33,495